[Bank of Montreal Letterhead]

April 24, 2014

Cecelia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of Montreal (the “Bank”)

Form 40-F for Fiscal Year ended October 31, 2013

Filed December 3, 2013

File No. 1-13354

Dear Ms. Blye:

This letter responds to the comment letter (the “Comment Letter”) from staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2014, concerning the Annual Report on Form 40-F for the fiscal year ended October 31, 2013 (the “2013 40-F”) of the Bank.

To facilitate the Staff’s review, the Bank has included in its response the numbered questions as raised in the Staff’s comment letter and provided responses immediately following each numbered comment.

The Bank has prepared its response to the Comment Letter by accessing certain reporting systems and requesting information on operations and activities from lines of businesses and specialist departments. While the Bank acknowledges its responsibility for its response to the Comment Letter, it is not possible to be certain that every relationship or transaction has been captured in our process given the size and breadth of the Bank’s operations and because the Bank’s systems are not generally designed to automatically capture the information in the format requested in the Comment Letter.

The Bank reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. Numbers used herein such as numbers of accounts, account balances and present exposures were as at March 31, 2014 unless otherwise indicated.

Staff Comment #1

We note that your website contains contact information for relationship managers for Cuba, Sudan and Syria. On page 175 of Exhibit 99.3 of the 40-F you state that you have operations in the Caribbean, a region that includes Cuba. On page 16 of Exhibit 99.1 of the 6-K filed February 28, 2014, you discuss your wealth management presence and capabilities in the North Africa and Middle East region, a region that includes Sudan and Syria.

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

BANK’S RESPONSE

Summary

In accordance with the Bank’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program (the “Sanctions Policy”), which applies to all of the Bank’s operations globally and significantly restricts business and dealings with clients or counterparties in countries subject to Canadian and U.S. sanctions, including Cuba, Sudan and Syria (collectively, the “Subject Countries”), the Bank conducts minimal activities with clients or counterparties in Cuba and Sudan and has substantially limited its activities with clients or counterparties in Syria since May 2011.

The Bank does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in any of the Subject Countries.

The Bank’s activities in the Subject Countries were minimal in the fiscal year ended October 31, 2013. For Cuba, Sudan and Syria, activities with residents was limited to nominal Canadian dollar transfers, and limited personal account services. The Bank also provided limited Canadian dollar vostro account services to Syrian banks and executed certain trade finance activities in Sudan. For Cuba and Syria, there were no activities between the Bank and either respective government or entities controlled by either respective government. For Sudan there were two nominal trade finance transactions involving the Bank’s Canadian operations and the Central Bank of Sudan. Neither transaction was in U.S. dollars and both were permissible under applicable Canadian sanctions.

Cuba

The laws of Canada relating to Cuba differ from those of the United States. The Bank’s Sanctions Policy requires compliance by the Bank with its legal obligations in the countries in which it operates.

The Bank’s Canadian operations include a small number of non-U.S. dollar personal bank and wealth management accounts for residents of Cuba and the execution of limited wire transfers. The Bank’s limited activities for Cuban residents are permissible under Canadian law and outside the scope of the prohibitions under applicable U.S. sanctions.

The Bank’s Sanctions Policy restricts its business activity relating to clients or counterparties in Cuba where there is a U.S. nexus. When a business activity relating to Cuba is restricted by the Sanctions Policy, the Bank has procedures in place to escalate the proposed business activity to its Anti-Money Laundering Office for review and assessment of whether that activity is legally permissible.

Sudan

The Bank has nominal interactions with residents of Sudan, including the execution of certain trade finance activities and wire transfers. The Bank’s activities are permissible under applicable Canadian sanctions and outside the scope of prohibitions under applicable U.S. sanctions.

Canadian sanctions on Sudan differ from those in the United States. The Sanctions Policy in relation to Sudan restricts business activity that involves parties or goods that are subject to Canadian sanctions. In addition to these restrictions, business activity involving clients or counterparties in Sudan with a U.S. nexus remains restricted in all circumstances. When a business activity relating to Sudan is restricted by the Sanctions Policy, the Bank has procedures in place to escalate the proposed business activity to its Anti-Money Laundering Office for review and assessment of whether that activity is legally permissible.

Syria

The Bank’s Canadian operations has significantly reduced activity with clients and counterparties in Syria and tightened the restrictions in its Sanctions Policy to respond to the imposition of Syrian sanctions in 2011 and 2012. In March 2012, the Bank restricted new business activity relating to clients or counterparties in Syria in all circumstances. The Bank has procedures in place to escalate any proposed business activity in Syria to its Anti-Money Laundering Office for review and assessment of whether that activity is legally permissible.

The Bank’s Canadian operations have a small number of personal bank and wealth management accounts for residents of Syria. Further, the Bank’s Canadian operations maintains a correspondent banking relationship with one Syrian bank (for humanitarian and family remittance services) and has executed wire transfers in connection with such relationship. These activities are permissible under applicable Canadian sanctions and outside the scope of the prohibitions under applicable U.S. sanctions.

Staff Comment #2

Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

BANK’S RESPONSE

Summary

The Bank’s past, current or anticipated business activities or contacts in the Subject Countries are not material in quantitative or qualitative terms, nor do such operations or contacts constitute a material investment risk to its security holders. The Bank’s quantitative and qualitative analysis below supports these conclusions.

Quantitative Analysis

Relative to the Bank’s total revenues, assets and liabilities for the each of the years in the three year period ending October 31, 2013, the Bank’s activities with clients or counterparties in the Subject Countries through either direct or indirect customer relationships across the Bank’s Personal and Commercial, Capital Markets and Wealth Management businesses, which are estimates, are immaterial.

Revenues attributable to each of the Subject Countries as a percentage of the Bank’s total revenues were: approximately 0.0005% for Cuba (0.0004% in 2012 and 0.0005% in 2011), 0.0002% (0.0002% in 2012 and 0.0002% in 2011) for Sudan and 0.0017% (0.0016% in 2012 and 0.0021% in 2011) for Syria.

Assets attributable to each of the Subject Countries as a percentage of the Bank’s total assets were: approximately 0.0000% for Cuba (0.0000% in 2012 and 0.0000% in 2011), 0.0001% (0.0001% in 2012 and 0.0001% in 2011) for Sudan and 0.0002% (0.0002% in 2012 and 0.0002% in 2011) for Syria.

Liabilities attributable to each of the Subject Countries as a percentage of the Bank’s total liabilities were: approximately 0.0013% for Cuba (0.0012% in 2012 and 0.0012% in 2011), 0.0007% (0.0006% in 2012 and 0.0000% in 2011) for Sudan and 0.0005% (0.0086% in 2012 and 0.0099% in 2011) for Syria.

Qualitative Analysis

The Bank’s activities with clients and counterparties in the Subject Countries are inconsequential to its total revenues, assets and liabilities. The Bank continues to believe that there is no material effect on its share value or reputation (for the reasons listed below), particularly in light of the Bank’s minimal activities in Cuba and Sudan and its efforts to reduce its activities with respect to clients and counterparties in Syria.

The Bank does not currently conduct any business from within any of the Subject Countries and the Bank’s business activity in the Subject Countries, which is limited to its Canadian operations, remains minimal.

The Bank is aware of the fact, as noted in the Comment Letter, that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism (the “Initiatives”). The Bank respects the views of investors who hold these views. In light of the reasons stated above, including the limited nature of the Bank’s exposure to the Subject Countries, the Bank does not believe that the Initiatives will result in any material investment risk to its security holders.

The Bank’s common shares trade on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The majority of the shares are held by Canadian residents and the majority of the trading in the Bank’s common shares occurs on the TSX. The average daily trading volume of the Bank’s common shares for the first five months of the Bank’s fiscal year was 1,377,882 common shares on the TSX compared to 376,722 common shares on the NYSE. The average daily trading volume for the Bank’s 2013 fiscal year was 1,387,280 common shares on the TSX and 445,794 common shares on the NYSE.

In light of the foregoing, the Bank’s contacts with the Subject Countries are neither quantitatively nor qualitatively material.

In addition, the Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BANK OF MONTREAL

/s/ Thomas E. Flynn
Thomas E. Flynn
Chief Financial Officer

cc:	Simon A. Fish

Daniel Leslie

Colleen M. Hennessy

Brad Chapman

William C. Hermann